EXHIBIT 3.3

BYLAW AMENDMENT

Section 2 of Article III of the Corporation’s Code of By-Laws

Section 2.  Annual Meeting.  The annual meeting of the Shareholders (the “Annual Meeting”) shall be held each year at 9:00 A.M. on the third Wednesday in May (or, if such day is a legal holiday, on the next succeeding day not a legal holiday), for the purpose of electing directors of the Corporation (“Directors”) and for the transaction of such other business as may legally come before the Annual Meeting.  If for any reason the Annual Meeting shall not be held at the date and time herein provided, the same may be held at such time, date and place as determined by the board of directors or the business to be transacted at such Annual Meeting may be transacted at any special meeting of the Shareholders (a “Special Meeting”) called for that purpose.